UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. _1_)*

Pressure Biosciences, Inc.
____________________________________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $0.01
____________________________________________________________________________________________
(Title of Class of Securities)

74112E109
____________________________________________________________________________________________
(CUSIP Number)

Roy O. Brady, Jr.
25 Orchard Avenue
Providence RI 02906
(401)-751-1226
____________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 19, 2005
_____________________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74112E109

_____________________________________________________________________________________________
    1.       Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).
             Roy O. Brady, Jr.
             ###-##-####
_____________________________________________________________________________________________
    2.        Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐
_____________________________________________________________________________________________
    3.        SEC Use Only
_____________________________________________________________________________________________
    4.        Source of Funds (See Instructions)
   PF
_____________________________________________________________________________________________
    5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

_____________________________________________________________________________________________
    6.        Citizenship or Place of Organization
               United States of America
_____________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 75,990 8. Shared Voting Power 9. Sole Dispositive Power 75,990 10. Shared Dispositive Power

_____________________________________________________________________________________________
    11.        Aggregate Amount Beneficially Owned by Each Reporting Person
                 75,990
_____________________________________________________________________________________________
    12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
_____________________________________________________________________________________________
    13.        Percent of Class Represented by Amount in Row (11)
                 3.1%
_____________________________________________________________________________________________
    14.        Type of Reporting Person (See Instructions)
                 IN

CUSIP No. 74112E109
_____________________________________________________________________________________________
    1.       Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).
Laura Louise Hawkins
###-##-####
_____________________________________________________________________________________________
    2.        Check the Appropriate Box if a Member of a Group*
(a) [__]
(b) [__]
_____________________________________________________________________________________________
    3.        SEC Use Only
_____________________________________________________________________________________________
    4.        Source of Funds (See Instructions)
               PF
_____________________________________________________________________________________________
    5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
_____________________________________________________________________________________________
    6.        Citizenship or Place of Organization
                United States of America
_____________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 16,043 8. Shared Voting Power 9. Sole Dispositive Power 16,043 10. Shared Dispositive Power
_____________________________________________________________________________________________

_____________________________________________________________________________________________
    11.        Aggregate Amount Beneficially Owned by Each Reporting Person
                 16,043
_____________________________________________________________________________________________
    12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
_____________________________________________________________________________________________
    13.        Percent of Class Represented by Amount in Row (11)
                 0.7
____________________________________________________________________________________________________________
    14.        Type of Reporting Person (See Instructions)
                 IN

Item 1. Security and Issuer

This amendment relates to the Schedule 13D filed on February 17, 2005, in connection with Mr. Brady and Ms. Hawkins ownership of shares of Common Stock, par value $0.01 of Pressure Biosciences, Inc., a Massachusetts corporation (the “Issuer”). The principal executive offices of the Issuer are located at 217 Perry Parkway, Gaithersburg, MD 20877.

Item 3. Source and Amount of Funds or Other Consideration

Since February 17, the date of the last filing, Mr. Brady has sold 76,058 shares for aggregate sales proceeds of $422,249.13, net of brokerage commissions and fees; and Ms. Hawkins has sold 25,000 shares for aggregate sales proceeds of $132,834.71 net of brokerage commissions and fees.

Item 5. Interest in Securities of the Issuer

(a)
At the close of business on October 19,2005, Mr. Brady was the beneficial owner of 75,990 shares of Common Stock and Ms. Hawkins was the beneficial owner of 16,043 shares of Common Stock. Mr. Brady and Ms. Hawkins ownerships represent 3.13% and 0.66% of the Issuer’s issued and outstanding shares respectively, based on the Pressure Biosciences shares reported as outstanding in the company’s Form 10-Q for the quarterly period ended September 30, 2005.

(b)
Mr. Brady has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 75,900 shares of Common Stock. Ms. Hawkins has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 16,043 shares of Common Stock.

(c)	On October 19, 2005 Mr. Brady and Ms. Hawkins ceased being the beneficial owners of shares representing more than 5% of the Pressure Biosciences shares outstanding.

(d)	Not Applicable.

(e)	Not Applicable.

(c ) On

Item 7. Material to Be Filed as Exhibits

Exhibit E - Transactions in Pressure Biosciences shares for the past 60 days.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Roy O. Brady, Jr.	/s/ Laura Louise Hawkins
Roy O. Brady, Jr.	Laura Louise Hawkins
Date: November 22, 2005

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT E

Transactions in Pressure Biosciences shares for the past 60 days

	Date	Number of shares sold	Price per share*
By Roy O. Brady, Jr.:
	9/22/05	15,100	6.20
	9/23/05	7,649	6.36
	9/27/05	400	4.85
	9/28/05	5,000	4.602
	9/29/05	2,890	4.61
	9/30/05	3,000	4.75
	10/04/05	50	4.75
	10/05/05	800	4.711
	10/10/05	11,500	5.26
	10/10/05	5,000	5.10
	10/11/05	6,200	5.25
	10/11/05	854	5.50
	10/12/05	800	5.35
	10/13/05	4,500	5.25
	10/17/05	600	5.40
	10/18/05	5,925	5.66
	10/19/05	5,790	5.50

By Laura L. Hawkins:

	9/23/05	3,000	6.14
	10/10/05	7,000	5.09
	10/12/05	5,000	5.25
	10/13/05	5,000	5.02
	10/19/05 2	5,000	5.49

* exclusive of brokerage commissions and fees